SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Encysive Pharmaceuticals Inc.
(Name of Subject Company)

Encysive Pharmaceuticals Inc.
(Name of Person Filing Statement)

Common Stock, $0.005 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

29256X107
(CUSIP Number of Class of Securities)

Paul S. Manierre
Vice President, General Counsel and Secretary

4848 Loop Central Drive, Suite 700
Houston, TX 77081
(713) 796-8822
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

John A. Hurvitz, Esq.	Stephen A. Infante, Esq.
Covington & Burling LLP	Covington & Burling LLP
1201 Pennsylvania Avenue NW	The New York Times Building
Washington, D.C. 20004	620 Eighth Avenue
(202) 662-6000	New York, NY 10018
(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule 14D-9”) relates is Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive”). The address of the principal executive offices of Encysive is 4848 Loop Central Drive, Suite 700, Houston, Texas 77081, and its telephone number is (713) 796-8822.

(b) Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is Encysive’s common stock, par value $0.005 per share (the “Common Stock”), together with the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement (as amended, the “Rights Agreement”), dated as of January 2, 2002, between Encysive (formerly Texas Biotechnology Corporation) and The Bank of New York. The shares of Common Stock are hereinafter referred to as the “Shares”. Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights under the Rights Agreement.

As of February 15, 2008, there were 80,962,765 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, business address and business telephone number of Encysive, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The address where Encysive is making information related to the transaction available on the Internet is: www.encysive.com.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by Explorer Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), disclosed in a Tender Offer Statement on Schedule TO, dated March 4, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $2.35 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitutes the “Offer”). The Offer is made in accordance with the Agreement and Plan of Merger, dated as of February 20, 2008, among Encysive, Pfizer and Purchaser (as may be amended from time to time, the “Merger Agreement”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into Encysive (the “Merger”), with Encysive continuing as the surviving corporation (the “Surviving Corporation”). Upon the effective time of the Merger (the “Effective Time”), Encysive will become a wholly-owned subsidiary of Pfizer. At the Effective Time, each Share (other than Shares owned by Pfizer, Purchaser or any wholly owned subsidiary of Pfizer or Encysive, or Shares held in the treasury of Encysive or by any stockholder of Encysive who is entitled to and properly exercises appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the highest price per Share paid pursuant to the Offer (the “Merger Price”) in cash, without interest and less any required withholding taxes, and all the Shares shall cease to be outstanding, shall automatically be cancelled and shall cease to exist. The Merger Agreement also provides for the acceleration and vesting of stock options and other equity based awards in connection with the consummation of the Offer and the Merger. See “Acceleration of Options and Other Equity Based Awards” in Item 3 below. The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Schedule TO states that the address of Pfizer and Purchaser is 235 East 42nd Street, New York, NY 10017.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Encysive or its affiliates and: (1) Encysive’s executive officers, directors or affiliates; or (2) Pfizer, Purchaser or their respective executive officers, directors or affiliates.

(1)	Arrangements with Current Executive Officers and Directors of Encysive.

Director and Officer Exculpation, Indemnification and Insurance

Encysive’s restated certificate of incorporation, as amended, contains certain provisions permitted under the DGCL relating to the liability of Encysive’s directors. These provisions eliminate a director’s personal liability to Encysive or Encysive’s stockholders for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, including:

•	for any breach of the director’s duty of loyalty to Encysive or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions); and

•	for any transaction in which the director derives an improper personal benefit.

Encysive’s bylaws also contain provisions that require Encysive to indemnify its directors and officers to the fullest extent permitted by law.

Encysive has entered into indemnification agreements with the following directors and executive officers: Ron J. Anderson, J. Kevin Buchi, George W. Cole, Robert J. Cruikshank, John H. Dillon, Richard A.F. Dixon, Richard A. Goeggel, D. Jeffrey Keyser, Derek J. Maetzold, Paul S. Manierre, Suzanne Oparil, John M. Pietruski, James A. Thomson and James T. Willerson.

Each indemnification agreement provides that Encysive will indemnify the indemnified person to the fullest extent permitted by applicable law or Encysive’s restated certificate of incorporation, as amended, including if and when the indemnified person is or was a party or is threatened to be made a party to any action, suit, arbitration, investigation, administrative hearing, or any other proceeding (a “Proceeding”) because of the indemnified person’s status or former status as a director, officer, or other agent of Encysive or because of anything done or not done by the indemnified person in such capacity, against all expenses and liabilities actually and reasonably incurred by the indemnified person or on the indemnified person’s behalf in connection with the investigation, defense, settlement, or appeal of such Proceeding. Encysive will also advance to the indemnified person all reasonable expenses incurred in defense of any Proceeding. The foregoing description is qualified in its entirety by reference to the Form of Indemnification Agreement filed as Exhibit (e)(2) hereto which is incorporated herein by reference.

Under the Merger Agreement, Pfizer and Purchaser have agreed that all rights to indemnification by Encysive in favor of its and its subsidiaries’ officers and directors, as provided in the restated certificate of incorporation, as amended, or bylaws of Encysive or pursuant to indemnification agreements, shall survive and remain in full force and effect for a period of not less than six years after the Effective Time.

Under the Merger Agreement, Pfizer and the Surviving Corporation have agreed, for a period of six years after the Effective Time, to the fullest extent permitted by law (but subject to the limitations under the DGCL on a corporation’s ability to indemnify its own officers and directors), to indemnify, defend and hold harmless the officers and directors of Encysive and its subsidiaries against all losses, claims, damages, liabilities, fees, expenses, judgments and fines, including reasonable legal or other expenses incurred in connection with investigating or defending any claims, arising out of actions or omissions occurring on or prior to the Effective Time.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Pfizer has agreed to cause to be maintained in effect policies of directors’ and officers’ liability insurance or a six-year tail insurance policy covering the persons who are covered by Encysive’s existing directors’ and officers’ liability insurance policies for events that occur prior to the Effective Time and providing coverage at least as favorable, in the aggregate, as such existing policies. However, Pfizer will not be required to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by Encysive to maintain such existing policies. In the event that equivalent coverage cannot be obtained without paying aggregate premiums in excess of such amount, Pfizer will only be required to obtain as much coverage as is reasonably practicable by paying aggregate premiums equal to such amount.

Termination Agreements

Encysive has entered into termination agreements with the following executive officers: Derek J. Maetzold, George W. Cole, D. Jeffrey Keyser, Paul S. Manierre, Richard A.F. Dixon, and Richard A. Goeggel. Each termination agreement provides for, among other things, severance benefits, including salary and bonus payments and benefits continuation, in the event of a termination of employment by the employee for “good reason” or by Encysive without “cause” (as each such term is defined in the termination agreements), and for increased severance benefits and accelerated payment of severance benefits in the event of a termination of employment by the employee for “good reason” or by Encysive without “cause” within two years after an event constituting a “change in control” (as defined in the termination agreements).

In the event of a termination of employment by the executive officer for “good reason” or by Encysive without “cause” within two years after an event constituting a “change in control”: George W. Cole’s termination agreement generally provides for a lump sum payment equal to three times his annual base salary and most recent annual cash bonus, and continuation of welfare benefits for 18 months following termination; Richard A.F. Dixon’s and Paul S. Manierre’s termination agreements generally provide for a lump sum payment equal to three times the individual’s annual base salary and most recent annual cash bonus, and continuation of welfare benefits for 36 months following termination; and Derek J. Maetzold’s, D. Jeffrey Keyser’s and Richard A. Goeggel’s termination agreements generally provide for a lump sum payment equal to 1.5 times their annual base salary and most recent annual cash bonus, and continuation of welfare benefits for 18 months following termination.

Each termination agreement provides (i) a gross-up “bonus” payment in the event that the employee receives an “excess parachute payment” as defined in section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), that is subject to an excise tax under section 4999 of the Code, and (ii) payment by Encysive of certain legal fees and expenses incurred by the employee in connection with a termination of employment by the employee for “good reason” or by Encysive without “cause” within two years after an event constituting a “change in control”.

The foregoing description is qualified in its entirety by reference to the termination agreements which are filed as Exhibits (e)(3) through (e)(10) and are incorporated herein by reference.

Severance Benefits

The Company maintains the 2007 Severance Pay Plan which applies to U.S. employees of Encysive who do not have a written employment or termination agreement. Any such employee who is terminated without “cause” within 180 days following the consummation of the Merger will be eligible to receive the severance benefits specified under the 2007 Severance Pay Plan (generally a severance payment equal to 60 days annual base pay plus two weeks of the participant’s annual base pay for each full year of service in excess of four years of service). For this purpose, “cause” means conviction of a felony, misconduct involving material dishonesty, breach of trust, unethical business practice, or refusal or material failure to perform material job functions (unless caused by incapacitating disability occurring after the closing date or in accordance with applicable law). Severance benefits for employees of Encysive’s foreign subsidiaries are statutory and contractual. The statutory and contractual (which includes “garden leave” payments) benefits differ by country and employee rank.

The foregoing description is qualified in its entirety by reference to the 2007 Severance Pay Plan which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Acceleration of Options and Other Equity Based Awards

Pursuant to the Merger Agreement, all outstanding options, whether vested or unvested, will be terminated upon consummation of the Merger. For each option that has an exercise price below that of the Merger Price per Share at the Effective Time, the option holder will receive a payment equal to the option’s “spread” at the Effective Time, subject to applicable tax withholding. Accordingly, for any terminated option with an exercise price lower than the Merger Price per Share, the option holder will receive an amount, for each Share subject to the option, equal to (i) the Merger Price per Share minus (ii) the exercise price of the option. If an option’s exercise price is greater than or equal to the Merger Price per Share, the option holder will receive no payment with respect to that option.

The restrictions on outstanding restricted stock will lapse as of the day of the consummation of the Offer and the holders of restricted stock will be treated like other Encysive stockholders for purposes of the Offer and the Merger. Outstanding phantom units will vest as of the day before the consummation of the Offer, and holders of outstanding phantom units will be entitled to a cash payment (subject to applicable tax withholding) pursuant to the terms of each phantom unit and the related stock plan under which it was granted.

Summary Information

The tables below set forth the amounts payable to Encysive’s executive officers and directors as a result of the Offer and the Merger pursuant to the cash-out of outstanding options and stock (including restricted stock). The table with this information for executive officers also sets forth the amounts payable to each executive officer if his employment is terminated by the executive officer for “good reason” or by Encysive without “cause” within two years after an event constituting a “change of control” (as each such term is defined in the termination agreements). The termination agreements and certain rights provided thereunder are described above.

					To be Received
					Pursuant to a
					Termination of Employment
					After a Change in Control
	Cash-Out of				Without Cause or for Good Reason
	Stock Options(1)				As Defined in the
	Previously			Total	Termination Agreements
	Vested	Accelerated	Cash-out of	Stock and	Cash	Other
Executive Officers	Options	Options	Shares	Options	Severance	Benefits(2)

George W. Cole	$—	$230,000	$640,584(3)	$870,584	$2,460,192	$23,333
Richard A. Goeggel	$2,840	$—	$243,460(4)	$246,300	$382,014	$26,587
Richard A.F. Dixon, Ph.D.	$91,164	$—	$1,065,723(5)	$1,156,887	$1,651,728	$46,666
D. Jeffrey Keyser, RPH, M.P.A., J.D.	$—	$—	$257,247(6)	$257,247	$542,336	$26,992
Derek J. Maetzold	$—	$—	$406,303(7)	$406,303	$530,558	$26,895
Paul S. Manierre, J.D., LL.M.	$—	$—	$404,874(8)	$404,874	$1,188,945	$46,418

(1)	Pursuant to the Merger Agreement, all options outstanding at the time the Merger is consummated will be cancelled and, for each option with an exercise price below the Merger Price per Share at the time of the Merger, the holder will receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Price per Share ($2.35 for the purposes of these calculations) over the applicable exercise price of the option by (y) the number of Shares subject to such option. Amounts shown reflect options vested as of March 31, 2008.

(2)	Includes health, dental, life, accidental death and vision insurance. Health rates were effective December 1, 2007 and are subject to change on June 1, 2008. All other rates were effective June 1, 2007 and are subject to change on June 1, 2008. Does not reflect other benefits provided under the termination agreements, including the 280G “gross up” bonus payments (see the description of the termination agreements above).

(3)	Represents 272,589 Shares (of which 255,827 will be restricted stock as of March 31, 2008) at a price of $2.35 per Share.

(4)	Represents 103,600 Shares (of which 100,376 will be restricted stock as of March 31, 2008) at a price of $2.35 per Share.

(5)	Represents 453,499 Shares (of which 182,697 will be restricted stock as of March 31, 2008) at a price of $2.35 per Share.

(6)	Represents 109,467 Shares (of which 90,161 will be restricted stock as of March 31, 2008) at a price of $2.35 per Share.

(7)	Represents 172,895 Shares (of which 137,562 will be restricted stock as of March 31, 2008) at a price of $2.35 per Share.

(8)	Represents 172,287 Shares (of which 157,156 will be restricted stock as of March 31, 2008) at a price of $2.35 per Share.

	Cash-Out of
	Stock Options(1)
	Previously
	Vested	Accelerated	Cash-out of
Non-Employee Directors	Options	Options	Shares		Total

John M. Pietruski	$150	—	$232,909		$233,059
Ron J. Anderson, M.D.	$150	—	$40,462		$40,612
J. Kevin Buchi	$—	—	$26,445		$26,445
Robert J. Cruikshank	$150	—	$148,934		$149,084
John H. Dillon, II	$—	—	$21,434		$21,434
Suzanne Oparil, M.D.	$150	—	$109,508		$109,658
James A. Thomson, Ph.D.	$150	—	$82,382	(2)	$82,532
James T. Willerson, M.D.	$150	—	$151,671		$151,821

(1)	Pursuant to the Merger Agreement, all options outstanding at the time the Merger is consummated will be cancelled and, for each option with an exercise price below the Merger Price per Share at the time of the Merger, the holder will receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Price per Share ($2.35 for the purposes of these calculations) over the applicable exercise price of the option by (y) the number of Shares subject to such option. Amounts shown reflect options vested as of March 31, 2008.

(2)	Includes 200 Shares held by Dr. Thomson’s granddaughter.

Other Employee Matters

For a period of one year following the consummation of the Merger, Pfizer will provide retained U.S. employees with employee benefits (excluding equity and change in control arrangements) during their employment that are substantially comparable in the aggregate to the benefits provided to such employees immediately prior to the consummation of the Merger. This does not require Pfizer to continue any particular benefit plan or program, nor does it prevent Pfizer from integrating retained employees into Pfizer’s employee benefit plans. European employees are employed on the terms of their contracts with the relevant European subsidiary of Encysive. The Merger will not, of itself, effect any change in the terms of their employment or their employee benefits. European employees are also protected either by statute or by the terms of relevant collective agreements.

(2)	Arrangements with Pfizer and Purchaser.

Merger Agreement and Confidentiality Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Encysive, Pfizer and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Encysive or Pfizer in Encysive’s or Pfizer’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Encysive or Pfizer. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer, or in which a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from that generally relevant to stockholders.

On October 9, 2007, Encysive and Pfizer entered into a confidentiality agreement, supplemented on January 22, 2008 (the “Confidentiality Agreement”), in connection with a potential merger, acquisition or other extraordinary business transaction between the parties, under which Pfizer agreed to keep confidential the information furnished to it and its representatives by or on behalf of Encysive for five years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating a transaction with Encysive.

Rights Agreement Amendment and Takeover Laws

In connection with the Merger Agreement, on February 21, 2008, Encysive and The Bank of New York entered into the First Amendment (the “First Amendment”) to the Rights Agreement. Encysive entered into the First Amendment to render the Rights Agreement inapplicable to (i) the approval, execution or delivery of the Merger Agreement, (ii) the announcement of the Merger or the Offer, (iii) the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and (iv) the acquisition of Shares pursuant to the Offer, the Merger or the Merger Agreement, and to provide that the Rights Agreement expires upon consummation of the Merger. This summary is qualified in its entirety by reference to the First Amendment which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

Encysive is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date.

On February 20, 2008, the Board of Directors of Encysive (the “Company Board”) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger for purposes of (i) Section 203 of the DGCL and (ii) any “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover law or regulation of any jurisdiction that may purport to be applicable to the Merger Agreement, with the result that the voting requirements and other limitations on business combinations set forth in Section 203 of the DGCL will not be applicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Company Board intends that no other form of anti-takeover law or regulation shall be applicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

  Other Matters

Dr. James A. Thomson, a member of the Company Board and chair of its Compensation and Corporate Governance Committee, is also the president and chief executive officer and a member of the board of trustees of the RAND Corporation, a nonprofit corporation that performs research and analysis and conducts educational programs. The RAND Corporation provides research and analysis services to a variety of public sector entities and private sector organizations, including Pfizer from time to time. The aggregate revenues received from Pfizer for such services were less than 1% of the RAND Corporation’s gross revenues in 2007, less than 2.5% of its gross revenues in 2006 and less than 2% of its gross revenues in 2005.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

At a meeting of the Company Board held on February 20, 2008, the Company Board unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Encysive and its stockholders; (ii) recommended to the stockholders of Encysive that they accept the Offer and tender their Shares in response to the Offer; (iii) approved the Merger Agreement and the transactions contemplated thereby; (iv) directed that the agreement of merger (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement be submitted to the stockholders of Encysive for adoption (if necessary); and (v) recommended the adoption of the agreement of merger by such stockholders.

The Company Board recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer to Purchase and, if necessary, vote to adopt the Merger Agreement.

A copy of the letter to Encysive’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b)	Background and Reasons for the Recommendation.

Background of the Offer

Prior to June 15, 2007, Encysive had pursued a strategy of independently commercializing or attempting to commercialize Thelintm (sitaxsentan sodium) in the United States, the European Union, Canada, Australia and other countries. On June 15, 2007, however, Encysive received from the U.S. Food and Drug Administration (the “FDA”) a third approvable letter for its new drug application (“NDA”) for Thelin (the “Approvable Letter”), which was under review for the treatment of pulmonary arterial hypertension. In the Approvable Letter, the FDA stated that Encysive’s development program for Thelin did not demonstrate the evidence of effectiveness needed for approval. The FDA did note, however, that the Thelin development program provided some evidence that Thelin improves exercise tolerance in patients with pulmonary arterial hypertension and encouraged Encysive to conduct an additional study to demonstrate the drug’s effectiveness. Prior to receiving the Approvable Letter, based on dialogue with the FDA, Encysive had expected to receive regulatory approval for Thelin in the United States on or before June 15, 2007.

On June 20, 2007, the Company Board convened a meeting to consider strategic options for the company and to discuss a restructuring of the company. At the meeting, the Company Board formed a Strategic Options Committee and authorized the committee to interview and select an investment bank to assist Encysive in exploring its strategic alternatives. An additional meeting was convened on June 24, 2007, at which meeting the Company Board elected George W. Cole as the company’s new CEO and President. On the following day, June 25, 2007, the company announced that it was implementing a strategic restructuring to focus its resources on its most promising assets and would be reducing its U.S. workforce by approximately 70 percent, with approximately 150 employees, including the U.S. sales force, being terminated immediately. The company ended the second quarter of 2007 with approximately $65 million in cash and expected that operating expenses going forward would be reduced significantly.

On July 11, 2007, Encysive representatives held a formal preliminary dispute resolution meeting with representatives of the FDA to discuss the Approvable Letter. Following the meeting and after reviewing the FDA’s rationale for withholding approval with outside experts, Encysive continued to believe that its NDA for Thelin should have been approved. In light of these conclusions, on August 6, 2007, Encysive filed with the FDA a request for formal dispute resolution to challenge the Approvable Letter by bringing the dispute to the attention of FDA supervisors.

On July 16, 2007, the Company Board engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to serve as financial advisor to assist the company in evaluating its strategic alternatives to maximize stockholder value based upon the recommendation of the Strategic Options Committee, which had interviewed and met with several investment banks. Upon its engagement, Morgan Stanley promptly commenced a review of the company’s business and operations and the company’s available alternatives. At a meeting of the Company Board on July 25, 2007, Morgan Stanley representatives presented a preliminary review of the strategic alternatives available to the company. These included a sale of the entire company, a sale of licensing rights to Thelin worldwide or only in the European Union or the United States, a partial sale of the company to a financial investor or continuing with the status quo with the aid of an equity financing transaction. At the meeting, representatives from Porter & Hedges, L.L.P. (“Porter & Hedges”), counsel to Encysive, reviewed with the Company Board their fiduciary duties under Delaware law with respect to these potential transactions. Following the presentations and further questions and discussion, the Company Board authorized Morgan Stanley to continue its review of the company’s strategic alternatives and to solicit interest from a broad range of potential bidders to determine their interest in a possible transaction with the company.

During the remainder of July and throughout August 2007, Encysive’s management and Morgan Stanley evaluated further the company’s potential strategic alternatives and drafted a brief non-confidential description of the company and its Thelin assets. Beginning on September 11, 2007, Morgan Stanley and company management contacted a targeted list of over 70 potential bidders and distributed the brief company description to more than 50 potential bidders, ranging from pharmaceutical and biotechnology companies (including Pfizer) to strategic investors.

In August and September 2007, the Company Board approved two financings to provide the company sufficient working capital to continue its operations and time to conduct a full review of its strategic alternatives with Morgan Stanley. On August 20, 2007, Encysive entered into a securities purchase agreement for the offer and sale of 7,692,305 units to institutional accredited investors at a price of $1.95 per unit, with each unit consisting of one Share and a warrant to purchase one Share. This financing resulted in net proceeds to Encysive of approximately $14 million. On September 21, 2007, the company’s special purpose subsidiary, Argatroban Royalty Sub LLC, refinanced its original $60 million in principal amount of the original Argatroban secured 12% notes by issuing an aggregate principal amount of $68 million of its new Argatroban secured 18.5% notes, resulting in net proceeds to the company of approximately $11.2 million. This debt refinancing and the equity financing completed in August 2007 added approximately $25.2 million to the company’s working capital, giving the company additional liquidity to fund its operations and time to continue its ongoing review of strategic alternatives. Encysive ended the third quarter of 2007 with approximately $54 million in cash, an amount which included the proceeds from both financings.

On September 5, 2007, Encysive received a letter from the FDA in response to its request for formal dispute resolution. In the response, the FDA’s reviewer wrote that the data included in the Thelin NDA did not provide the substantial evidence of effectiveness needed for approval and encouraged the company to conduct an additional study to demonstrate Thelin’s effectiveness. In light of the FDA’s response and after consulting with outside experts, on September 24, 2007, Encysive announced its decision not to continue to pursue formal dispute resolution with the FDA, but instead to move forward with plans to conduct an additional Phase III study evaluating Thelin in patients with pulmonary arterial hypertension.

Following the distribution of the brief company description to the targeted list of potential bidders, at the Company Board’s direction, Morgan Stanley initiated further contact with the recipients to gauge potential interest in an acquisition, merger, asset purchase, licensing agreement, equity investment or other strategic transaction with the company. Twenty-seven interested parties, including Pfizer, entered into confidentiality agreements with the company, and beginning on September 25, 2007, were furnished a confidential information memorandum providing substantially more detail about the company and its proprietary product portfolio, research and development programs, sales forecasts and operations. Following the distribution of the confidential information memorandum, several parties requested teleconferences with Morgan Stanley and the company to discuss the substantial information contained therein. Based on a specific request, management held an in-person meeting with one interested party during the week of November 18, 2007.

During October and November of 2007, Morgan Stanley sent initial bid process letters to each interested party and invited such party to submit a non-binding preliminary bid for the company or its assets by November 20, 2007, which was later extended to December 7, 2007. By the middle of December 2007, eleven such non-binding preliminary bids were received, including one from Pfizer. With respect to these eleven bids, three proposed a whole company acquisition or merger, three proposed acquiring Encysive’s European assets and four proposed acquiring licensing rights to Thelin outside of the United States. Encysive also received a bid from a potential strategic investor with respect to certain specified assets of the company.

The Company Board met on December 11, 2007, at which meeting Morgan Stanley described each of the eleven non-binding bids received after the first round of the process, discussed the strengths and weaknesses of each bid from a financial perspective and answered questions from members of the Company Board. The Company Board then discussed which of the eleven bidders should be invited to participate in the second round of the process. The Company Board selected nine bidders (including Pfizer) and directed Morgan Stanley to continue pursuing strategic options with these nine interested parties. Representatives from Porter & Hedges were also present at the meeting and reviewed with the Company Board their fiduciary duties under Delaware law with respect to the potential transactions and the bidding process. In December 2007, the company also engaged Covington & Burling LLP (“Covington”) as special transaction counsel to the company and the Company Board.

Beginning December 13, 2007, and continuing through January 31, 2008, members of Encysive’s management with assistance from Morgan Stanley, conducted management presentations and due diligence activities in the U.S. and Europe with the nine selected interested parties. These due diligence interactions included conducting in-person management presentations and telephonic conferences, responding to various due diligence questions about Thelin and the company’s assets and operations, arranging for telephonic due diligence discussions between the company’s and the interested parties’ outside specialists, and scheduling in-person due diligence review sessions and on-site due diligence visits to the facilities of the company and its third party contractors. Each interested party was given an extensive, in-person presentation by Morgan Stanley and Encysive representatives, and was provided access to the company’s on-line, due diligence data room containing financial, regulatory, intellectual property, clinical, operational, human resource, legal and other information concerning the company and its assets. Presentations and on-line due diligence data room access were appropriately tailored to account for the type of transaction each interested party had proposed in its initial bid. The data room contained over 6,200 company documents totaling over 100,000 pages. In addition, certain of the company’s regulatory and clinical confidential information (which was considered too sensitive for inclusion in the on-line data room) was available upon request to all interested parties for review on secure laptop computers located at Covington’s offices in the U.S. and Europe.

The interested parties were informed that Encysive would provide either a form of merger agreement or a form of stock and asset purchase agreement for the company’s European business together with a co-development and license agreement to facilitate the ongoing conduct of the company’s business in the U.S., depending on the type of transaction the interested party had proposed. Morgan Stanley then sent a final bid process letter to the interested parties instructing each of them that submissions of final written offers, together with marked-up forms of the relevant agreements, were due by January 14, 2008, although this deadline was subsequently extended to January 31, 2008. Prior to the bidding deadline, three parties advised Morgan Stanley of their intent to withdraw from the bidding process.

Six interested parties, including Pfizer, submitted final written offers to Morgan Stanley. Three interested parties (including Pfizer) submitted bids to acquire or merge with the entire company:

•	Pfizer submitted a bid to acquire 100% of Encysive’s Common Stock through a cash tender offer at $1.25 per Share. Pfizer submitted a revised draft merger agreement detailing its comments to Encysive’s proposed form and a list of open diligence items.

•	A second bidder (“Bidder B”) verbally advised Morgan Stanley that it expected to submit a bid to acquire 100% of Encysive’s Common Stock for $1.10 per Share, subject to conducting additional diligence and obtaining approval from its board the following week. Bidder B did not submit any comments or revisions to the company’s proposed form of merger agreement and did not submit a written bid until February 8, 2008.

•	Another bidder submitted a bid to acquire Encysive through a stock-for-stock merger. Based on the exchange ratio and the then-current trading price of the counterparty’s stock, the value of this bid was approximately $.70 per Share. This bidder also provided comments and revisions to the company’s proposed form of merger agreement.

The three remaining interested parties submitted final offers to acquire Thelin assets outside of the United States:

•	One bidder (“Bidder C”) proposed acquiring Encysive’s Thelin assets in the European Union, Iceland, Norway, Lichtenstein, Switzerland, Russia, Turkey, and Brazil. Bidder C proposed an upfront cash payment of $200 million, a $20 million milestone payment based on the achievement of post-closing net sales and periodic 12% royalty payments based on net sales until the later of the five year anniversary of the closing and the payment of $50 million in royalties. Bidder C provided comments to the proposed stock and asset purchase agreement and the co-development and license agreement.

•	Another bidder proposed acquiring all of Encysive’s Thelin assets outside of the U.S. for substantially less value than Bidder C.

•	A final bidder proposed acquiring Encysive’s European operations and acquiring a license to Thelin distribution in Europe for total consideration of between $200 and $250 million (subsequently reduced to $230 million). The financing for this acquisition was contingent on the shell bidding company raising the necessary funds through an initial public offering on the London Stock Exchange’s alternative investment market (“AIM”), the costs of which were to be financed by Encysive. Significantly, this bid contained no firm commitment to invest in the initial public offering. This bidder had also only conducted limited diligence and its bid was contingent on successfully completing its diligence.

On February 4, 2008, representatives of Morgan Stanley and Covington provided a telephonic overview to the Company Board of the bids that had been received, including written summaries of the contract mark-ups, and discussed the timing, structuring and cost implications of each. Representatives of Porter & Hedges and Covington also reviewed with the Company Board their fiduciary duties in the context of the transactions being considered and the bidding process.

At this time, Encysive’s management and the Company Board were inclined to pursue a transaction with Bidder C. However, in reviewing the proposal from Bidder C, the Company Board had concerns regarding the timeline of signing and consummating a transaction with Bidder C, the sufficiency of the company’s working capital until a closing could occur, the risk that a closing might not occur and whether after the closing the company would have sufficient capital to complete the new Phase III clinical trial evaluating Thelin in patients with pulmonary arterial hypertension. Given these concerns, the Company Board asked Morgan Stanley to request that Bidder C increase its bid, especially its upfront price. On February 5, 2008, Bidder C increased its upfront payment from $200 million to $220 million, but eliminated the $20 million milestone payment and reduced the periodic royalty payments from 12% to 10% of net sales until the later of the five year anniversary of the closing and the payment of $40 million (rather than $50 million) in royalties. Also on February 5, 2008, Pfizer increased its bid to $1.65 per Share after Morgan Stanley informed Pfizer at the Company Board’s request that its price was not competitive with Bidder C’s offer.

The Company Board met again on February 6, 2008 to review the status of the strategic alternatives process and the six final offers. Representatives of Morgan Stanley and Covington reviewed with the Company Board the terms of the offers, and related transaction signing and closing timelines, and presented analyses with respect to each bid. Morgan Stanley also presented its preliminary financial analyses and discussed the company’s cash position going forward and the timing of the proposed transactions. In addition, representatives of the bidders proposing the stock-for-stock merger and the AIM listing transactions also made presentations to the Company Board and answered questions from members of the Company Board. The Company Board then discussed the consequences of the proposed transactions with respect to the company’s $130 million convertible notes maturing in 2012, in particular that all but one of the six bids (the stock-for-stock merger), including all bid proposals for the purchase of Thelin rights outside of the United States, would likely trigger the convertible note holders’ rights to require Encysive or its successor to repurchase the notes at par value following such transactions.

The Company Board found the stock-for-stock merger structure to be unattractive because, among other reasons, it valued Encysive’s Shares at below their then trading price. Also, completion of the proposed stock-for-stock merger was expected to take longer to accomplish than a cash acquisition transaction and presented a substantial risk with respect to the certainty of closing. The Company Board also found the AIM listing transaction proposal to be unattractive due to, among other reasons, the lack of any financing commitment, the amount of due diligence that remained to be completed and the considerable risks associated with the transaction in terms of timing and completion.

The Company Board found Bidder C’s offer financially attractive and confirmed its intent to pursue a transaction with Bidder C. However, the Company Board had several remaining concerns with the bid from Bidder C relating to, among other things, various points raised in their revisions to the agreements and the level of ongoing liability to Encysive for its European Thelin business. The Company Board instructed Encysive’s management and financial and legal advisors to discuss these concerns with Bidder C and report back to the Company Board the following day. The Company Board also directed Morgan Stanley and the company’s management to inform Pfizer that its price was still not competitive with Bidder C’s bid and to determine whether Pfizer would increase its bid price. Finally, the Company Board asked Morgan Stanley to contact Bidder B to determine the current status of its offer, remaining due diligence items and contract comments and revisions because Bidder B appeared to be significantly behind Pfizer in terms of the amount of diligence remaining to be conducted and in providing its comments and revisions to Encysive’s form of merger agreement.

The Company Board held a meeting on February 7, 2008 at which management and Morgan Stanley reported on the ongoing discussions with Bidder C and the fact that Bidder C had conceded many of the issues on the contracts previously of concern to the Company Board. Representatives of Covington and Porter & Hedges also attended the meeting. Representatives of Morgan Stanley reported to the Company Board that Bidder B had not provided any additional information on its offer, and that Pfizer had indicated a willingness to raise its bid further but was seeking guidance from the company on the price that would be required to make its bid competitive. After further discussion, the Company Board remained in favor of the bid from Bidder C but was concerned that, due to the time it might take to negotiate, sign and then complete a transaction with Bidder C, which closing would be subject to a stockholder vote under Delaware law, Encysive would have insufficient working capital to complete the transaction if any delay were to occur. The Company Board therefore directed Morgan Stanley and the company’s management to determine if Bidder C would agree to fund the company’s ongoing operations before closing if consummation of a transaction with Bidder C were to be delayed, and to continue to negotiate the terms of the draft stock and asset purchase and license agreements with Bidder C.

The Company Board held a meeting on February 8, 2008 to receive updates on the issues raised above with respect to Pfizer and Bidders B and C, and to further consider its various options. Representatives of Morgan Stanley, Covington and Porter & Hedges also attended the meeting. During this meeting, representatives of Morgan Stanley and the company’s management reported that Bidder C had indicated its willingness to negotiate a funding arrangement, though the details were still to be negotiated. It was also reported that the company had received a written bid from Bidder B for a cash tender offer at $1.80 per Share, but that the bid was still subject to its board’s approval. Bidder B’s bid also was not accompanied by any comments to the form of merger agreement or a specific due diligence timetable. The Company Board discussed the fact that the proceeds from a sale to Bidder C would not, after repayment of the company’s $130 million convertible notes and other transaction related expenses, provide adequate cash to fund both its ongoing operations and the completion of a new Phase III clinical trial evaluating Thelin in patients with pulmonary arterial hypertension, resulting in the need to raise further capital in equity financings that if available at all, due to the low price of the company’s Shares, would likely dilute the value of the company’s Shares for existing stockholders and be on less than favorable terms to the company.

At the end of the February 8, 2008 meeting of the Company Board, and after discussing the advantages and disadvantages of the company’s various options and the timing and certainty of completing the remaining proposed transactions, the Company Board determined that the Pfizer bid likely represented the best option then available for Encysive’s stockholders and authorized management and the company’s financial and legal advisors to negotiate the terms of a definitive merger agreement with Pfizer, but requested that Morgan Stanley first inform Pfizer that Encysive could only proceed with Pfizer if it would agree to a price of no less than $2.00 per Share. On February 10, after Pfizer raised its offer to $2.00 per Share, Covington sent a revised draft merger agreement to Pfizer’s outside counsel, Weil, Gotshal & Manges LLP (“Weil”). Encysive and Covington also provided draft disclosure schedules to the draft merger agreement to Pfizer and Weil on February 12, 2008. Commencing on February 11, 2008, representatives of the company, Morgan Stanley and Covington commenced discussions with Pfizer, Weil and Lazard Frères & Co. LLC, Pfizer’s financial advisor, and such discussions were followed by a meeting at Covington’s New York offices on February 13, 2008, to negotiate the draft merger agreement. Pfizer and Weil provided a revised draft merger agreement to Encysive and Covington on February 14, 2008, and the parties met again at Covington’s New York offices on February 15, 2008, to negotiate further the outstanding terms of the draft merger agreement. Several contractual issues remained open by the end of the day on February 15, 2008, including the scope of the company’s representations and warranties, the circumstances under which Encysive could terminate the merger agreement in order to accept a superior third party takeover proposal and in such case, the amount and timing of the termination fee payable by the company.

During the time Encysive and its representatives were negotiating with Pfizer and Weil, on February 14, 2008, Bidder C indicated to Morgan Stanley its potential desire to acquire all of Encysive at an attractive price. On the morning of February 15, 2008, Morgan Stanley sent Bidder C the company’s draft merger agreement and related disclosure schedules, and the company provided access to all of the company’s confidential information available in its on-line, due diligence data room. However, Bidder C did not further pursue such an offer despite the initial indication to Morgan Stanley that it might.

On February 12, 2008, Bidder B submitted a written offer increasing its offer price to $2.10 per Share, but did not provide comments or revisions on the proposed merger agreement, or assurances that its board had approved the bid. On the afternoon of February 15, 2008, however, Bidder B confirmed that its board had approved the offer at $2.10 per Share, and provided the company a contract mark-up containing a limited number of revisions along with a short list of open diligence items. On the evening of February 15, after management of the company and members of the Company Board determined that it was advisable to work toward negotiating a potential transaction with Bidder B while continuing at the same time to negotiate with Pfizer, Morgan Stanley informed Pfizer that Encysive had received a revised bid that was more favorable in terms of price and contract terms than Pfizer’s but that the company would provide Pfizer an opportunity to raise its price and improve its contractual terms.

Encysive and Covington proceeded to negotiate the terms of a merger agreement with Bidder B and its counsel, providing a revised draft of the merger agreement, along with draft merger agreement schedules and answers to the open diligence questions, to Bidder B late in the evening on February 16, 2008. The negotiations continued on February 17 and 18, 2008, with Bidder B providing Encysive with two revised drafts of the merger agreement as well as comments on the draft disclosure schedules. However, several significant contract issues remained open by the end of day on February 18, 2008.

On February 16, 2008, Morgan Stanley requested that both Pfizer and Bidder B submit their best and final offers on February 18, 2008. Both bidders asked to have until February 19, 2008 to respond.

The Company Board conducted a meeting on February 18, 2008 to receive an update from Morgan Stanley and Covington on the negotiations with Pfizer and Bidder B and the status of the bids and draft merger agreements. Representatives of Porter & Hedges were also present at the meeting. After questions from members of the Company Board and further discussion, the Company Board confirmed that Pfizer and Bidder B should be required to submit their best and final offers by the close of business on February 19, 2008.

As instructed by the Company Board, Morgan Stanley informed Pfizer and Bidder B that they should submit their best and final offers by close of business on February 19, 2008, before a meeting of the Company Board scheduled for the evening of February 19, 2008. Representatives of Encysive and Covington had provided a revised draft merger agreement to Pfizer and Weil on February 17, 2008, reflecting Encysive’s position on the open issues and the agreements that had been reached between the parties over the previous week, and provided Pfizer and Weil revised disclosure schedules in the evening on February 18, 2008. During the course of February 18 and 19, 2008, Encysive, Covington, Pfizer and Weil resolved all the remaining open issues on the draft merger agreement, although items on the disclosure schedules still remained to be discussed and finalized.

By the close of business on February 19, 2008, Bidder B submitted its written best and final binding offer to acquire Encysive for $2.26 per Share, including a revised draft merger agreement that it said it was ready to sign. On February 19, 2008, Pfizer also submitted its written best and final binding offer to acquire Encysive for $2.35 per Share, including a draft merger agreement in the form that had been substantially agreed to by the parties. Pfizer’s offer indicated that it was Pfizer’s expectation to sign and announce the transaction before the open of business on February 20, 2008.

During the evening of February 19, 2008, the Company Board met to consider the best and final offers from Pfizer and Bidder B. Representatives of Covington, Porter & Hedges and Morgan Stanley also attended the meeting. After receiving presentations on the offers from Morgan Stanley and Covington and discussing the advantages and disadvantages of the two proposals, including with respect to price, certainty of closing and contractual terms, the Company Board directed the company’s management and its financial and legal advisors to complete negotiations on all remaining open issues with Pfizer, including in particular with respect to various open items in the disclosure schedules, in preparation for a Company Board meeting early in the morning on February 20, 2008, to approve the definitive merger agreement and authorize its execution. Representatives of Covington, Encysive, Pfizer and Weil completed the definitive documentation late that evening through the following early morning.

Early in the morning on February 20, 2008, the Company Board convened a meeting to consider and approve the definitive merger agreement with Pfizer and the related transactions. Also present at the meeting were representatives of Morgan Stanley, Covington and Porter & Hedges. At the meeting, Morgan Stanley orally and in written form provided its opinion to the Company Board that, based on and subject to the assumptions made, matters considered, procedures followed and limitations on the review undertaken as set forth in its written opinion, as of February 20, 2008, the consideration to be received by holders of Shares pursuant to the merger agreement with Pfizer was fair, from a financial point of view, to such holders. Morgan Stanley then reviewed the financial bases and calculations underlying its opinion and answered questions from members of the Company Board. A representative from Porter & Hedges then reviewed with the members of the Company Board their fiduciary duties under Delaware law. A representative of Covington then reviewed in detail the material terms of the proposed merger agreement that had been negotiated with Pfizer, which terms were also set forth in a summary that had been provided to members of the Board before the meeting along with the final text of the proposed merger agreement itself, and answered questions from members of the Company Board. Following questions by the members of the Company Board to representatives of Morgan Stanley, Covington and Porter & Hedges, and further discussion among the members of the Company Board, the Company Board, by unanimous action of all members, resolved that Pfizer’s offer was in the best interests of Encysive’s stockholders and approved, authorized the execution, delivery and performance of, and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and further resolved to recommend to Encysive’s stockholders that they accept and tender their Shares into Pfizer’s Offer, approve the Merger and adopt the Merger Agreement.

Immediately following the Company Board meeting and prior to the opening of trading on Nasdaq on February 20, 2008, Pfizer and Encysive executed the Merger Agreement and announced the transaction in a jointly issued press release.

Reasons for the Recommendation of the Company Board

The Company Board, in the course of reaching its decision to approve and adopt the Merger Agreement and to recommend that Encysive’s stockholders accept the Offer, tender their shares pursuant to the Offer and approve the Merger Agreement and the transactions contemplated thereby, consulted with Encysive’s management and its financial and legal advisors and considered a number of factors, including the following:

•	the $2.35 per Share price to be paid in cash for each Share, which represents a 118% premium over the closing price of Shares on February 19, 2008, the last trading day before the Offer and the Merger were announced, and a 203% and 114% premium over the average closing price of Shares for the one month and six month periods, respectively, prior to announcement;

•	the Company Board’s familiarity with the business, operations, prospects, business strategy, properties and assets and financial condition of Encysive, including the projected inability to meet its working capital requirements by the third quarter of 2008 without significant additional external financing, as well as the risks involved in achieving its prospects, the nature of the pharmaceutical industry, the competition for Encysive’s products, industry trends, legislative and regulatory risks, risks inherent in the development and marketing of pharmaceutical products and economic and market conditions, both on a historical and on a prospective basis, including the costs and time required for, and the probability of success in achieving, regulatory approval to commercialize Thelin in the U.S.;

•	the completion of a robust auction process for the sale of Encysive or its European Thelin business, including the active solicitation of potential bidders, the receipt of a significant number of indications of interest as well as several bona fide offers, and the continuation of a competitive bidding process until the Merger Agreement was signed, which resulted in a substantial increase in price and more favorable terms than initially proposed by the remaining bidders;

•	Morgan Stanley’s opinion, dated February 20, 2008, to the Company Board to the effect that, as of such date and based upon and subject to the assumptions made, matters considered, procedures followed and limitations on the review undertaken as set forth in its written opinion, the $2.35 per Share consideration to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Morgan Stanley dated February 20, 2008, is attached as Annex I to this Statement);

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration;

•	the fact that Encysive can enter into negotiations with, and provide information to, a third party that makes an unsolicited takeover proposal, subject to the terms of the Merger Agreement;

•	the fact that Encysive can terminate the Merger Agreement in order to accept a superior takeover proposal from a third party under specified conditions, subject to payment to Pfizer of a termination fee of $7.7 million;

•	the likelihood and anticipated timing of completing the Offer, especially in light of Encysive’s working capital needs, given the limited scope of the conditions to completion, the lack of any financing condition, and the expected speed of an all cash tender offer as compared to alternative sale structures;

•	the fact that Encysive’s stockholders who do not tender their Shares in the Offer and meet certain other conditions will be entitled to appraisal rights under the DGCL in connection with the Merger; and

•	the fact that Pfizer has agreed in the Merger Agreement to provide Encysive with the funds necessary to allow Encysive to satisfy Encysive’s change in control repurchase obligations under its 2.5% convertible senior notes upon consummation of the Offer and the Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transactions contemplated by the Merger Agreement, including:

•	the possibility that, although the transaction provides Encysive stockholders with the opportunity to realize a substantial premium over the average price at which Encysive Shares have traded during the prior six months, the price of Encysive Shares might in the future trade at a price greater than $2.35 per share, thus preventing current stockholders from capturing this future upside growth;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals (although this restriction is mitigated by the active solicitation and bidding process described above);

•	the fact that several bidders proposed to purchase Encysive’s European assets for a price that would have permitted Encysive to repay its outstanding convertible debt and commence (but not complete) the Phase III clinical trial for Thelin in the U.S.;

•	the possibility that the termination fee payable by Encysive may discourage other bidders and, if the Merger Agreement is terminated, impact Encysive’s ability to engage in another transaction for up to 12 months should the Offer not be completed (although this possibility is mitigated by the active solicitation and bidding process described above);

•	the fact that, if the transaction is not completed, Encysive will be required to pay its own expenses associated with the transaction and, under certain circumstances, pay a termination fee to Pfizer, as well as the other risks and costs to Encysive if the transaction does not close, including the diversion of management and employee attention, potential employee attrition, the potential disruptive effect on business and customer relationships and the potential inability to meet its working capital requirements in the third quarter of 2008;

•	the restrictions on the conduct of Encysive’s business prior to the completion of the transaction, requiring Encysive to conduct its business in the ordinary course of business, to use its commercially reasonable efforts to preserve intact its business organization, and to maintain its significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having material business relationships with it, subject to specific limitations and prohibitions, which may delay or prevent Encysive from undertaking business opportunities that may arise pending completion of the transaction;

•	the fact that Encysive’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Encysive’s other stockholders; and

•	the fact that an all cash transaction would be a taxable transaction to Encysive’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer, the Merger and the related transactions and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Company Board. Rather, the Company Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

(c)	Intent to Tender.

To Encysive’s knowledge after reasonable inquiry, all of Encysive’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than (i) those individuals who intend to make charitable contributions of Shares or (ii) Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Morgan Stanley

Morgan Stanley has been retained by Encysive as its financial advisor in connection with the Offer and the Merger and related matters. Encysive selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of business and affairs of Encysive. Pursuant to an engagement letter, dated July 16, 2007, Morgan Stanley provided financial advisory services and a financial opinion in connection with the transaction with Pfizer, and Encysive agreed to pay Morgan Stanley a fee of approximately $5.7 million, a substantial portion of which is contingent upon the completion of the Merger. Encysive has also agreed to reimburse Morgan Stanley for all out-of-pocket expenses incurred by Morgan Stanley in performing its services incurred in connection with its engagement. In addition, Encysive has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Except as described above, neither Encysive nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Encysive with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than the payment of quarterly Company Board fees in Shares as described below, no transactions have been effected during the past 60 days by Encysive, or, to the best of Encysive’s knowledge, any of Encysive’s directors, executive officers, affiliates or subsidiaries.

Encysive issued the following Shares in payment of quarterly Company Board fees, and did not receive any monetary payment per Share in return, on January 11, 2008:  Ron J. Anderson, M.D. received 5,281 Shares; J. Kevin Buchi received 5,281 Shares; Robert J. Cruikshank received 12,323 Shares; James T. Willerson, M.D.

received 10,563 Shares; Suzanne Oparil received 10,563 Shares; John M. Pietruski received 5,281 Shares; and James A. Thomson received 5,809 Shares. The Shares were issued under the 1999 Amended and Restated Stock Incentive Plan. The value of each Share was based on the trading price at the close of business on December 28, 2007, the day prior to the day of the grant, which was December 31, 2007.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by Encysive in response to the Offer which relate to a tender offer or other acquisition of Encysive’s securities by Encysive, any subsidiary of Encysive or any other person.

(b) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by Encysive in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation involving Encysive or any subsidiary of Encysive, (ii) any purchase, sale or transfer of a material amount of assets by Encysive or any subsidiary of Encysive or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Encysive.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Encysive granted Purchaser an option (the “Top-Up Option”), to purchase the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, shall constitute one more Share than 90% of the Shares then outstanding at a price per Share equal to the Offer Price. The number of Shares issued pursuant to the Top-Up Option may not exceed the number equal to 19.9% of the Shares outstanding immediately prior to the issuance of Shares pursuant to the Top-Up Option. The Top-Up Option may be exercised by Purchaser at any one time before the effective time of the Merger within 30 business days after Purchaser’s acceptance of and payment for Shares pursuant to the Offer.

Vote Required to Approve the Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by Encysive of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will effect the Merger after consummation of the Offer without a vote by Encysive’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of a majority of the outstanding Shares for the adoption of the agreement of merger will be required under the DGCL to effect the Merger. Because Pfizer will have acquired more than 50% of the outstanding Shares in the Offer, however, Pfizer’s vote in favor of the Merger should be sufficient to adopt the agreement of merger without the affirmative vote of any other Encysive stockholder.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by Pfizer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Encysive filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 4, 2008. According to Purchaser, Pfizer filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 4, 2008. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about March 19, 2008, unless earlier terminated by the FTC or the Antitrust Division, or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Pfizer with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with the consent of Pfizer. In practice, complying with a Second Request can take a significant period of time. Although Encysive is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Encysive’s failure to make those filings nor a request for additional documents and information issued to Encysive from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser pursuant to the Offer, if the FTC or the Antitrust Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, Encysive, Pfizer or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer.

Under German merger control law, the purchase of Shares in the Offer must not be completed until the expiration of a one-month waiting period following the Federal Cartel Office (the “FCO”)’s receipt of a complete filing by Pfizer as the ultimate parent company of the Purchaser without any decision of the FCO to enter into an in-depth investigation (Hauptprüfverfahren) has been passed or a clearance has been obtained. According to Purchaser, Pfizer filed a merger control notification on March 4, 2008 with the FCO. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. Central European Time, on April 4, 2008, unless clearance has been obtained earlier or the FCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect of the Offer and the Merger would be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. After expiration of the four-month waiting period, the waiting period could be extended only with the consent of Encysive and Pfizer.

As long as no clearance has been obtained, it is illegal and subject to administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law would be deemed to be invalid. Within its investigation, the FCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the FCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of those. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in case of conditional remedies).

Encysive and Pfizer and certain of their respective subsidiaries conduct business in several other foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Pfizer and Encysive are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 of the Offer to Purchase — “Certain Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Shares at the Effective Time of the Merger and who do not tender their Shares in the Offer, and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL, will have certain rights under Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Shares at the Effective Time of the Merger (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Price. The value so determined could be more or less than the Merger Price. Moreover, Encysive may argue in an appraisal proceeding that, for the purposes of such a proceeding, the fair value of the Shares is less than the Merger Price.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholders will be converted into the right to receive the Merger Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Encysive a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is completed. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

Opinion of Morgan Stanley

Morgan Stanley was asked by the Company Board to render an opinion to the Company Board as to the fairness, from a financial point of view, to Encysive’s stockholders of the consideration to be received by the stockholders of Encysive in connection with the Offer and the Merger. On February 20, 2008, Morgan Stanley delivered its oral and written opinion to the Company Board that, as of the date of its opinion, and subject to and based upon the assumptions made, matters considered, procedures followed and limitations on the review undertaken as set forth in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley’s securities underwriting, trading and brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management and financing and financial services activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or for the account of customers, in the equity or debt securities or loans of Encysive or Pfizer. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory services for Encysive and Pfizer and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to Pfizer in the future and would receive fees for the rendering of such services.

The full text of Morgan Stanley’s opinion, dated as of February 20, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley is attached as Annex I to this Schedule 14D-9. We urge you to read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Company Board, addresses only the fairness from a financial point of view of the consideration pursuant to the Merger Agreement to holders of Shares, and does not address any other aspect of the Offer or constitute a recommendation to any holder of Shares as to whether to accept the Offer. The summary of the opinion of Morgan Stanley set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

(a) reviewed certain publicly available financial statements and other business and financial information of Encysive;

(b) reviewed certain internal financial statements and other financial and operating data concerning Encysive;

(c) reviewed certain financial projections prepared by the management of Encysive;

(d) discussed the past and current operations and financial condition and the prospects of Encysive with senior executives of Encysive;

(e) reviewed the reported prices and trading activity for Encysive Common Stock;

(f) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(g) participated in discussions and negotiations among representatives of Encysive and Pfizer and their financial and legal advisors;

(h) reviewed the Merger Agreement and certain related documents; and

(i) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Encysive, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Encysive of the future financial performance of Encysive. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley relied upon, without independent verification, the assessment by the management of Encysive of: (i) the strategic, financial and other benefits expected to result from the Offer and Merger; (ii) the timing and risks associated with the integration of Encysive and Pfizer; (iii) Encysive’s and Pfizer’s ability to retain key employees of Encysive; and (iv) the validity of, and risks associated with, Encysive’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Pfizer and Encysive and their respective legal, tax, regulatory or actuarial advisors with respect to such matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Encysive’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares pursuant to the Merger Agreement. Additionally, Morgan Stanley’s opinion did not address the relative merits of the Offer or Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are achievable. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Encysive, nor was it furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of February 20, 2008. Events occurring after February 20, 2008 may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Share Price Performance

Morgan Stanley observed that the low and high trading prices in the 52 weeks prior to February 19, 2008 were $0.59 and $5.02, respectively.

Discounted Cash Flow Analysis

Morgan Stanley performed discounted cash flow analyses to determine a range of present values for Encysive based on financial projections prepared by the management of Encysive. Morgan Stanley also analyzed additional scenarios that reflected various sensitivities based on management’s varying assumptions of ETRA market size, Thelin peak market share and probability of U.S. regulatory approval of Thelin. In calculating the discounted cash flow equity value per share, Morgan Stanley calculated the unlevered free cash flow estimates for a projection period from 2008 to 2017. The unlevered free cash flows were then discounted to present values as of March 31, 2008 using discount rates of 13.0% to 15.0%. Under all scenarios, unlevered free cash flows resulting from the sale of Thelin in the U.S. were probability-weighted to account for development and FDA approval risk. Also, all scenarios included the costs of a trial required to secure regulatory approval for Thelin in the U.S. Additionally, Morgan Stanley noted that significant capital would be required in order for Encysive to achieve any standalone case. As such, Morgan Stanley assumed that Encysive would need to raise equity capital as required to achieve profitability. Thus, Morgan Stanley’s analysis included the future dilution required to meet the various standalone cases and represented the equity value per share available to current shareholders. Under the “Market Perform Case,” management assumed that Thelin generated a 22% peak market share of a $2.4 billion U.S. ETRA market. The “Market Perform Case” implied $898 million in Thelin peak year worldwide sales. Based on the Market Perform Case, Morgan Stanley observed that the equity value per share to current shareholders was approximately $5.22 to $5.95. Under the “Base Case,” management assumed that Thelin generated a 15% peak market share of a $2.4 billion U.S. ETRA market. The “Base Case” implied $663 million in Thelin peak year worldwide sales. Assuming the Base Case, Morgan Stanley observed that the equity value per share to current shareholders was approximately $2.60 to $3.00. Under the “Downside Case,” management assumed that Thelin generated a 15% peak market share of a $1.5 billion U.S. ETRA market. The “Downside Case” implied $457 million in Thelin peak year worldwide sales. Based on the Downside Case, Morgan Stanley observed that the equity value per share to current shareholders was approximately $1.61 to $1.89. Morgan Stanley also performed a sensitivity analysis on the Base Case that assumed a 0% probability of obtaining FDA approval for Thelin. Based on such sensitized Base Case, Morgan Stanley observed that the equity value per share to current shareholders was approximately $1.38 to $1.63. Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock of Encysive pursuant to the Merger Agreement was $2.35 per share.

Other Analyses

Using publicly available information, Morgan Stanley reviewed the terms of certain comparable biotechnology and pharmaceutical acquisition transactions that have been announced and are pending or completed; its review focused on, among other precedent acquisition transactions:

Acquiror	Target
Genzyme Corporation	AnorMED, Inc.
Pfizer Inc.	Coley Pharmaceutical Group, Inc.
Novartis Pharma AG	Neutec Pharma plc
Merck & Co., Inc.	Sirna Therapeutics, Inc.
Pfizer Inc.	Vicuron Pharmaceuticals, Inc.
AstraZeneca plc	Cambridge Antibody Technology Group plc
Amgen, Inc.	Abgenix, Inc.
Pfizer Inc.	Esperion Therapeutics, Inc.
PerkinElmer Inc.	ViaCell Inc.
AstraZeneca plc	MedImmune, Inc.
Eli Lilly & Co.	Applied Molecular Evolution, Inc.
Glaxosmithkline plc	ID Biomedical Corporation
Genzyme Corporation	Bioenvision, Inc.
Gilead Sciences, Inc.	Myogen, Inc.
Glaxosmithkline plc	Corixa Corporation
Amgen, Inc.	Tularik, Inc.
Celgene Corporation	Pharmion Corp.
OSI Pharmaceuticals, Inc.	Eyetech Pharmaceuticals, Inc.
Galenica Ltd.	Aspreva Pharmaceuticals Corporation
Genzyme Corporation	Bone Care International, Inc.
QLT, Inc.	Atrix Laboratories, Inc.
Genentech, Inc.	Tanox, Inc.
Reckitt Benckiser Group plc	Adams Respiratory Therapeutics, Inc.
Chiron Corporation	PowderJect Pharmaceuticals plc
Novartis AG	Chiron Corporation
Texas Pacific Group	Axcan Pharma Inc.
UCB SA	Celltech Group plc
Genzyme Corporation	ILEX Oncology, Inc.
Shire plc	Transkaryotic Therapies, Inc.
Actelion Ltd.	CoTherix, Inc.
Eli Lilly & Co.	ICOS Corporation
Allergan, Inc.	INAMED Corporation
Shire plc	New River Pharmaceuticals, Inc.

For each of the transactions above, Morgan Stanley reviewed the price paid for the acquired company and calculated the respective premiums to the acquired company’s unaffected stock price one day prior to announcement of the transaction. Based on such review, Morgan Stanley noted the following:

	Mean	Median

Premium Paid to Unaffected Stock Price	53%	46%

Based on the offer of $2.35 per share of Encysive Common Stock and the share price of Encysive as of February 19, 2008, the last trading day before the Offer and the Merger were announced, Morgan Stanley calculated the Encysive 1-day premium, premium to 30-day average share price, premium to 90-day average share price, premium to 180-day average share price and premium to 1-year average share price to be 118%, 203%, 201%, 114% and 17%, respectively.

No company or transaction utilized in precedent transactions analyses is identical to Encysive or the Offer or the Merger. In evaluating the transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, business, economic, market and financial conditions and other matters, many of which are beyond the control of Encysive, such as the impact of competition on the business of Encysive or the industries in which it is principally engaged, the growth of these industries and the absence of any material adverse change in the financial condition and prospects of Encysive or the industries in which it is principally engaged or in the financial markets in general which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using peer group data.

In connection with the review of the Offer and the Merger by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Encysive.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Encysive. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness from a financial point of view of the consideration to be received by holders of Shares pursuant to the Merger Agreement and were conducted in connection with the delivery by Morgan Stanley of its written opinion dated February 20, 2008 to the Company Board. The analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

Morgan Stanley’s opinion was one of many factors taken into consideration by the Company Board in making its decision to approve the Offer and the Merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the value of Encysive, the Offer and Merger consideration or of whether the Company Board would have been willing to agree to a different investment transaction.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated March 4, 2008.*†
(a)(1)(B)	Letter of Transmittal.*†
(a)(1)(C)	Notice of Guaranteed Delivery (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*†
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Form of Summary Newspaper Advertisement as published on March 4, 2008 in The Wall Street Journal.*
(a)(1)(G)	Joint press release issued by Pfizer and Encysive on February 20, 2008 (Incorporated by reference to the Schedule 14D-9 filed by Encysive on February 20, 2008).
(a)(1)(H)	Joint press release issued by Pfizer and Encysive on March 4, 2008.*
(a)(2)(A)	Letter to stockholders of Encysive, dated March 4, 2008.†
(a)(3)(A)	Fairness Opinion of Morgan Stanley & Co. Incorporated to the Company Board, dated February 20, 2008 (Included as Annex I hereto).†
(e)(1)	Agreement and Plan of Merger, dated as of February 20, 2008, among Pfizer, Purchaser and Encysive (Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Encysive on February 25, 2008).
(e)(2)	Form of Indemnification Agreement between Encysive and its officers and directors and employees dated March 12, 2002 (Incorporated by reference to Exhibit 10.27 to the Form 10-K for the year ended December 31, 2001, filed by Encysive on March 29, 2002).
(e)(3)	Termination Agreement between Encysive Pharmaceuticals Inc. and Richard A. F. Dixon dated March 17, 2003 (Incorporated by reference to Exhibit 10.6 to the Form 10-K for the year ended December 31, 2002, filed by Encysive on March 28, 2003).
(e)(4)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and George W. Cole dated as of October 25, 2005 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Encysive on November 14, 2005).
(e)(5)	Letter Agreement between the Company and George W. Cole dated June 24, 2007 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Encysive on June 26, 2007).
(e)(6)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Derek J. Maetzold dated as of June 2, 2003 (Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Encysive on September 11, 2003).
(e)(7)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and D. Jeffrey Keyser dated as of March 22, 2004.
(e)(8)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Paul S. Manierre dated as of September 8, 2005.
(e)(9)	Letter Amendment re Manierre Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Paul S. Manierre dated as of July 20, 2007.
(e)(10)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Richard A. Goeggel dated as of January 2, 2008.
(e)(11)	2007 Severance Pay Plan.
(e)(12)	First Amendment to the Rights Agreement between Encysive and The Bank of New York dated February 21, 2008 (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Encysive on February 25, 2008).

*	Incorporated by reference to the Schedule TO filed by Purchaser and Pfizer on March 4, 2008.

†	Included in materials mailed to stockholders of Encysive.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Encysive Pharmaceuticals Inc.

By:

Name:     Paul S. Manierre

Title:	Vice President, General Counsel and Secretary

Dated: March 4, 2008

Annex I

February 20, 2008

Board of Directors
Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, Suite 700
Houston, TX 77081

Members of the Board:

We understand that Encysive Pharmaceuticals Inc. (“Encysive Pharmaceuticals” or the “Company”), Pfizer Inc. (the “Buyer”) and Explorer Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, dated as of February 20, 2008 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.005 per share (the “Company Common Stock”), of the Company for $2.35 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than shares held in treasury or held by Acquisition Sub, the Buyer or any wholly owned subsidiary of the Buyer or the Company or as to which dissenters’ rights have been perfected, will be converted into the right to receive $2.35 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

(a) reviewed certain publicly available financial statements and other business and financial information of the Company;

(b) reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c) reviewed certain financial projections prepared by the management of the Company;

(d) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e) reviewed the reported prices and trading activity for the Company Common Stock;

(f) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(g) participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

(h) reviewed the Merger Agreement and certain related documents; and

(i) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the

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contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the management of the Company of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company; and (iv) the validity of, and risks associated with, the Company’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their respective legal, tax, regulatory or actuarial advisors with respect to such matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion in its entirety and a description of the supporting financial analyses may be included in the Company’s Solication/Recommendation Statement on Schedule 14D-9 in connection with the Tender Offer in a form reasonably acceptable to Morgan Stanley and its counsel. Morgan Stanley expresses no opinion or recommendation as to whether the holders of shares of Company Common Stock should accept the Tender Offer. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

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Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:
Brian Silver
Managing Director

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